UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Solid Biosciences Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

83422E105

(CUSIP Number)

Karah Parschauer

Executive Vice President, General Counsel

Ultragenyx Pharmaceutical Inc.

60 Leveroni Court

Novato, CA 94949

(415) 475-6583

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 83422E105 13D Page 2 of 5

1	NAMES OF REPORTING PERSONS Ultragenyx Pharmaceutical Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,825,797
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,825,797
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,825,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

This percentage is calculated based upon (i) 46,315,889 outstanding shares of Common Stock (as defined below) of the Issuer as of October 20, 2020, based on representations and warranties made by the Issuer in the Stock Purchase Agreement (as defined below) and (ii) 7,825,797 shares issued to the Reporting Person pursuant to the Stock Purchase Agreement.

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, $0.001 par value per share (“Common Stock”), of Solid Biosciences Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 141 Portland Street, Fifth Floor, Cambridge MA 02139.

Item 2.	Identity and Background

(a)     This Schedule 13D is being filed on behalf of Ultragenyx Pharmaceutical Inc., a Delaware corporation (the “Reporting Person”).

(b)     The Reporting Person’s principal executive offices are located at 60 Leveroni Court, Novato, California 94949. The directors and executive officers of the Reporting Person and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference into this Item 2.

(c)     The principal business of the Reporting Person is as a biopharmaceutical company focused on the identification, acquisition, development, and commercialization of novel products for the treatment of serious rare and ultra-rare genetic diseases.

(d)     During the last five years, neither the Reporting Person nor any Person named on Schedule I has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, neither the Reporting Person nor any Person named on Schedule I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in he, she or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

This Schedule 13D relates to the Reporting Person’s purchase from the Issuer of 7,825,797 shares (the “Shares”) of the Issuer’s Common Stock on October 22, 2020, at a price of $5.1113 per share, for an aggregate purchase price of $39,999,996.21. The Shares were purchased by the Reporting Person with its working capital.

Item 4.	Purpose of Transaction

On October 22, 2020 (the “Closing Date”), the Reporting Person purchased the Shares in a private placement transaction with the Issuer for an aggregate purchase price of $39,999,996.21, pursuant to a Stock Purchase Agreement dated as of October 22, 2020 (the “Stock Purchase Agreement”). In connection with the Stock Purchase Agreement, the Reporting Person entered into an Investor Agreement with the Issuer dated as of October 22, 2020 (the “Investor Agreement”).

Pursuant to the Investor Agreement, the Reporting Person agreed to certain standstill restrictions until the earlier to occur of (i) 24 months after the Closing Date or (ii) other specified events. Further, subject to the terms of the Investor Agreement, the Reporting Person is restricted from selling, transferring or otherwise disposing of the Shares without the prior approval of the Issuer until the earlier of (i) 18 months following the closing date, (ii) the termination of the Collaboration and License Agreement between the Issuer and the Reporting Person dated October 22, 2020 (the “Collaboration Agreement”) and (iii) certain other specified events. So long as the Reporting Person holds at least 10% of the Issuer’s outstanding Common Stock, the Shares will be subject to a voting agreement, such that until the earliest to occur of certain specified events, and subject to specified conditions, the Reporting Person will, and will cause its permitted transferees to, vote in accordance with the recommendation of the Issuer’s Board of Directors with respect to specified matters, and the Reporting Person granted the Issuer an irrevocable proxy with respect to the foregoing, subject to the terms of the Investor Agreement. The Investor Agreement also provides the Reporting Person with certain registration rights.

Except as set forth above or as would occur upon or in connection with completion of, or following, any of the actions set forth below, the Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Subject to the Reporting Person’s obligations and restrictions under the Investor Agreement, depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Person’s investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Common Stock, selling some or all of the Common Stock owned by the Reporting Person, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

With respect to the ownership described herein, the beneficial ownership and percentages are calculated based upon (i) 46,315,889 outstanding shares of Common Stock of the Issuer as of October 20, 2020, based on representations and warranties made by the Issuer in the Stock Purchase Agreement and (ii) 7,825,797 shares issued to the Reporting Person pursuant to the Stock Purchase Agreement.

(a)

As of the date hereof, the Reporting Person beneficially owns an aggregate of 7,825,797 shares of Common Stock, which represents 14.5% of the outstanding Common Stock. Except as described in this Item 5, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the other persons listed on Schedule I hereto beneficially owns any other securities of the Issuer.

(b)	As of the date hereof, the Reporting Person has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 7,825,797 shares of Common Stock.

(c)

Reference is made to the discussion of the Stock Purchase Agreement, the Collaboration Agreement and Investor Agreement described in Item 4. Except as set forth herein, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the other persons listed on Schedule I hereto has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)

No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) to which the Reporting Person is a party with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

10.1	Stock Purchase Agreement, dated as of October 22, 2020, between the Issuer and the Reporting Person (incorporated by reference herein to Exhibit 10.2 to the Quarterly Report on Form 10-Q of the Issuer filed with the SEC on November 5, 2020).

10.2	Investor Agreement, dated as of October 22, 2020, between the Issuer and the Reporting Person (incorporated by reference herein to Exhibit 10.3 to the Quarterly Report on Form 10-Q of the Issuer filed with the SEC on November 5, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2020

ULTRAGENYX PHARMACEUTICAL INC.

By:	/s/ Karah Parschauer
Name:	Karah Parschauer
Title:	Executive Vice President and General Counsel

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The name, present principal occupation, principal business address and citizenship of each executive officer and director of the Reporting Person is set forth below. The business address of each executive officer and director of the Reporting Person is c/o Ultragenyx Pharmaceutical Inc., 60 Leveroni Court, Novato, CA 94949.

Name	Principal Occupation	Citizenship
Executive Officers
Emil D. Kakkis, M.D., Ph.D.	President and Chief Executive Officer and Director of the Reporting Person	United States of America
Camille L. Bedrosian, M.D.	Chief Medical Officer and Executive Vice President of the Reporting Person	United States of America
Mardi C. Dier	Chief Financial Officer and Executive Vice President	United States of America
Erik Harris	Chief Commercial Officer and Executive Vice President of the Reporting Person	United States of America
Dennis Huang	Chief Technical Operations Officer and Executive Vice President of the Reporting Person	United States of America
Thomas Kassberg	Chief Business Officer and Executive Vice President of the Reporting Person	United States of America
Karah Parschauer	General Counsel and Executive Vice President of the Reporting Person	United States of America
John R. Pinion II	Chief Quality Officer and Executive Vice President of Translational Sciences of the Reporting Person	United States of America
Non-Employee Directors
William Aliski	Biotechnology Executive	United States of America
Deborah Dunsire, M.D.	President and Chief Executive Officer of H. Lundbeck A/S	United States of America
Lars Ekman, M.D., Ph.D.	Executive Partner, Sofinnova Investments	United States of America
Matthew K. Fust	Former Executive Vice President & Chief Financial Officer, Onyx Pharmaceutical, Inc.	United States of America
Michael Narachi	President and Chief Executive Officer, CODA Biotherapeutics, Inc.	United States of America
Clay B. Siegall, Ph.D.	President and Chief Executive Officer and Chairman of the Board, Seattle Genetics, Inc.	United States of America
Shehnaaz Suliman, M.D., M.Phil., M.B.A.	Chief Operating Officer, Alector, Inc.	United States of America
Daniel G. Welch	Chairman of the Board of Directors of the Reporting Person	United States of America